SUB-ITEM 77H: Change in Control

The Asia Tigers Fund, Inc.

Effective December 19, 2011, Aberdeen Asset
Management Asia Limited ("AAMAL") assumed investment management responsibility for The Asia
Tigers Fund, Inc. (the "Fund") from Blackstone Asia
Advisors L.L.C., the Fund's former investment manager. Fund shareholders approved a new management agreement between the Registrant and AAMAL at a Special Meeting of Shareholders of the Registrant on November 16, 2011.